[LUCE FORWARD HAMILTON & SCRIPPS LLP LETTERHEAD]
June 24, 2009
BY EDGAR
United States Securities and Exchange Commission
Office of Beverages, Apparel, and Health Care Services
Mail Stop 3561
Washington, D.C. 20549
Attn: John Williams, Assistant Director

Re:	Hythiam, Inc. Registration Statement on Form S-3, filed April 3, 2009 File No. 333-158407
Dear Mr. Williams:
Further to our letter of June 18, 2009, regarding the above-referenced Registration Statement on Form S-3 filed on behalf of our client Hythiam, Inc., a Delaware corporation (the “Company”), the Company will, if necessary, comply with the transaction requirement of General instruction I.B.6(c) of Form S-3, which requires that the Company have at least one class of common equity securities listed and registered on a national securities exchange.
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Please feel free to contact me by telephone at 213.892.4907, fax at 213.452.8035, or email at jkirkland@luce.com should you have any comments or questions regarding the above.
Very truly yours,
/s/ John C. Kirkland
John C. Kirkland
of
LUCE, FORWARD, HAMILTON & SCRIPPS llp
JCK/lu
cc:    Mr. Maurice Hebert